UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM ABS-15G

ASSET-BACKED SECURITIZER REPORT PURSUANT

TO SECTION 15G OF THE SECURITIES EXCHANGE ACT OF 1934

X_ Rule 15Ga-1 under the Exchange Act (17 CFR 240.15Ga-1) for the reporting period

January 1st, 2024 to December 31st, 2024

Date of Report: April 2, 2025

Bryan T. Garcia, 860 563-0015

(Name and telephone number, including area code, of the person to contact in connection with this filing.)

Indicate by check mark whether the securitizer has no activity to report for the annual period pursuant to Rule 15Ga-1(c)(2)(ii) [X]

Central Index Key Number of depositor: 0001769078

SHREC ABS 1 LLC

(Exact name of issuing entity as specified in its charter)

Central Index Key Number of issuing entity (if applicable): 0001769078

Bryan T. Garcia, 860 563-0015

(Name and telephone number, including area code, of the person to contact in connection with this filing.)

REPRESENTATION AND WARRANTY INFORMATION

Item 1.02 Periodic Filing of Rule 15Ga-1 Representations and Warranties Disclosure

SHREC ABS 1 LLC has no activity to report for the year ended December 31, 2024, which it has indicated by checking the appropriate box on the cover of this Form ABS-15G. This form was inadvertently not filed by the due date as a result of staff turnover at the issuer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the reporting entity has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHREC ABS 1 LLC – Signed by its Manager

Date 4/2/2025

_____ Signature

Name: Bryan T. Garcia

Title: President and CEO of the Connecticut Green Bank – Manager of SHREC ABS 1 LLC